UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):  June 2, 2025

THE AZEK COMPANY INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39322	90-1017663
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (877) 275-2935

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously reported, on March 23, 2025, The AZEK Company Inc., a Delaware corporation (the “Company” or “AZEK”), James Hardie Industries plc, an Irish public limited company (“James Hardie”), and Juno Merger Sub Inc. a Delaware corporation and an indirect wholly owned subsidiary of James Hardie (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended from time to time, including on May 4, 2025 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of James Hardie.

The respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). As previously disclosed, the Company and James Hardie each made their respective filings required under the HSR Act on May 1, 2025. Effective as of 11:59 p.m. Eastern Time on June 2, 2025, the applicable waiting period under the HSR Act expired.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this report that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about: the proposed transaction between AZEK and James Hardie (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; the Company’s future performance or expectations; and the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.

Forward-looking statements of AZEK and James Hardie, respectively, are based on the current expectations, estimates and assumptions of AZEK and James Hardie, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of AZEK or James Hardie. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of AZEK and James Hardie to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of James Hardie’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the James Hardie shares to be issued in the Transaction and the contemplated listing arrangements for James Hardie shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of AZEK’s and James Hardie’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of AZEK and James Hardie; and the possibility that, as a result of the Transaction or otherwise, James Hardie could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause AZEK’s, James Hardie’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm AZEK’s, James Hardie’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to AZEK, James Hardie or the combined company, or persons acting on AZEK’s or James Hardie’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this report speak only as of the date of this report and are statements of then current expectations concerning future results, events and conditions. Neither AZEK nor James Hardie assumes any obligation to update any forward looking statements or information except as required by law. If AZEK or James Hardie updates one or more forward-looking statements, no inference should be drawn that AZEK or James Hardie will make additional updates with respect to those or other forward-looking statements. Further information regarding AZEK, James Hardie and factors that could affect the forward-looking statements contained herein can be found in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It
In connection with the proposed transaction between AZEK and James Hardie, James Hardie has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977), which includes a proxy statement/prospectus, that serves as a proxy statement of AZEK and as a prospectus of James Hardie, and each party has filed and may file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on May 29, 2025, and the definitive proxy statement/prospectus was sent to AZEK stockholders on or about May 29, 2025. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by James Hardie or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. Copies of documents filed with the SEC by James Hardie will be available from James Hardie free of charge on James Hardie’s website at ir.jameshardie.com.au or upon request submitted to James Hardie by e‑mail addressed to investor.relations@jameshardie.com.au. The information included on, or accessible through, James Hardie’s or AZEK’s website is not incorporated by reference into this report.

No Offer or Solicitation
This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AZEK COMPANY INC.

Date: June 3, 2025	By:	/s/ Morgan Walbridge
	Name:	Morgan Walbridge
	Title:	Senior Vice President, Chief Legal Officer & Secretary